MORGAN STANLEY & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(In millions of dollars)

ASSETS

Cash	$	1,213
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		12,536
Financial instruments owned, at fair value (approximately $46,398 were pledged to various parties; $58 related to consolidated variable interest entities, generally not available to the Company)		63,494
Securities received as collateral, at fair value		14,692
Securities purchased under agreements to resell (includes $806 at fair value)		57,557
Securities borrowed		125,934
Receivables:		
Customers (net of allowance for doubtful accounts of $8)		8,660
Brokers, dealers and clearing organizations		3,989
Interest and dividends		390
Fees and other		10,691
Affiliates		119
Premises, equipment and software (net of accumulated depreciation and amortization of $1,309)		1,363
Other assets		703
Total assets	$	301,341

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings:		
Affiliates	$	1,247
Other (includes $301 at fair value)		309
Financial instruments sold, not yet purchased, at fair value		28,574
Obligation to return securities received as collateral, at fair value		19,309
Securities sold under agreements to repurchase (includes $683 at fair value)		70,221
Securities loaned		28,313
Other secured financings (includes $48 at fair value; $47 related to consolidated variable interest entities, generally non-recourse to the Company)		1,792
Payables:		
Customers		119,138
Brokers, dealers and clearing organizations		2,022
Interest and dividends		324
Affiliates		4,485
Other liabilities and accrued expenses (includes $255 at fair value)		8,668
Total liabilities		284,402
Commitments and contingent liabilities (See Note 9)		
Subordinated liabilities		11,300
Member's equity:		
Morgan Stanley & Co. LLC member's equity		5,956
Accumulated other comprehensive loss		(317)
Total member's equity		5,639
Total liabilities and member's equity	$	301,341

See Notes to Consolidated Statement of Financial Condition.